Consolidated Interim Financial Statements

For the three months ended June 30, 2007 and 2006

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended June 30, 2007.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	June 30, 2007	March 31, 2007
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$10,146,002	$13,425,795
Amounts receivable and prepaids	371,235	375,581
Inventory	856,634	857,004
	11,373,871	14,658,380
Property and equipment (Note 2)	34,613,764	32,014,990
	$45,987,635	$46,673,370

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,207,821	$1,007,588

Non-current
Future income tax	5,329,492	5,329,492
Asset retirement obligations (Note 3)	205,438	202,460
	6,742,751	6,539,540

Share capital (Note 4)	69,979,631	69,979,631
Contributed surplus	840,459	817,642
Deficit	(31,575,206)	(30,663,443)
	39,244,884	40,133,830
	$45,987,635	$46,673,370

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“David Bennett”
Garth Johnson, Director	David Bennett, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars Unaudited

	Three months ended
	June 30
	2007	2006

Revenues
Production revenue	$893,499	$-
Royalties	(40,738)	-
	852,761	-

Expenses
General and administrative	$383,961	$461,804
General exploration	340,810	-
Production costs	261,588	-
Stock option compensation	22,817	6,518
Directors and officers insurance	13,900	12,094
Foreign exchange	551,244	417,074
Depletion, depreciation and accretion	313,955	1,608
	(1,888,275)	(899,098)

Other Items
Interest income	123,751	178,603

Net loss for the period	(911,763)	(720,495)

Deficit, beginning of period	(30,663,443)	(12,104,977)

Deficit, end of period	$(31,575,206)	$(12,825,472)

Loss per share	$(0.01)	$(0.01)

Weighted average number of shares outstanding	91,631,081	55,806,905

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars Unaudited

	Three months ended
	June 30
	2007	2006

Operating Activities
Net loss for the period	$(911,763)	$(720,495)
Changes for non-cash operating items:
Depletion, depreciation and accretion	313,955	1,608
Stock option compensation	22,817	6,518
Inventory	370	40,257
	(574,621)	(672,112)
Changes for non-cash working capital accounts:
Amounts receivable and prepaids	4,346	(1,028,163)
Accounts payable and accrued liabilities	65,964	(1,103,154)
Cash used in operating activities	(504,311)	(2,803,429)

Financing Activities
Issuance of common shares	-	28,154,550
Cash provided by financing activities	-	28,154,550

Investing Activities
Property and equipment expenditures	(2,775,482)	(16,204,160)
Cash used in investing activities	(2,778,482)	(16,204,160)

Net increase (decrease) in cash during the period	(3,279,793)	9,146,961
Cash and cash equivalents – beginning of period	13,425,795	18,753,695

Cash and cash equivalents – end of period	$10,146,002	$27,900,656

See accompanying notes.

Supplementary disclosures:

Interest received	$123,751	$178,603

Non-cash investing activities:

The Company incurred $907,045 (March 31, 2007: $772,776) in exploration expenditures which amounts were in accounts payable at June 30, 2007.

Notes to the Consolidated Interim Financial Statements
Three Months Ended June 30, 2007
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2007.

On April 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives or comprehensive income items requiring disclosure as a result of adopting the new standards.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to June 30, 2007 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2007.

Note 2 – Property and Equipment

	Working	Net Book	Additions	Depletion and	Net Book Value
	Interest	Value at	During the	Depreciation	At June 30,
New Zealand	%	March 31, 2007	Period	During The Period	2007
Oil and Gas Properties
Proved
PMP 38156-S	30.50	$23,366,492	$116,858	$(297,544)	$23,185,806
Unproved
PMP 38153	15.00	21,186	99,469	-	120,655
PMP 38156-D	15.10	1,818,599	137,499	-	1,956,098
PMP 38157	25.00	749,300	-	-	749,300
PEP 38342	35.50	533,531	17,319	-	550,850
PEP 38738-S	30.50	-	-	-	-
PEP 38738-D	15.10	-	-	-	-
PEP 38741	45.00	2,415,222	185,250	-	2,600,472
PEP 38745	83.33	-	-	-	-
PEP 38746	16.67	181,561	5,691	-	187,252
PEP 38748	33.33	18,765	-	-	18,765
PEP 38758	100.00	-	-	-	-
PEP 38765	38.30	639,484	15,374	-	654,858
		29,744,140	577,460	(297,544)	30,024,056
Production equipment		2,191,243	2,329,239	-	4,520,482
Office equipment		79,607	3,052	(13,433)	69,226
Total		$32,014,990	$2,909,751	$(310,977)	$34,613,764

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

To complete the acquisition of the Company’s interest in PMP 38157 the Company is required to plug and abandon the Radnor-1a well prior to the operator of the permit formally requesting approval of the assignment of interest from the Ministry of Economic Development. The Company has written down its interest in PMP 38157 to NZ$1.0 million, representative of the estimated value net of any residued obligations, which remain unaccrued.

During the three months ended June 30, 2007 the Company relinquished permits PEP 38256, PEP 38341, PEP 38757 and PEP 38751 after a technical assessment of data acquired was completed.

Note 3 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the three months ended June 30, 2007:

Balance at March 31, 2007	$202,460
Accretion expense	2,978
Balance at June 30, 2007	$205,438

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $303,054 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 4 – Share Capital

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at June 30, 2007 and March 31, 2007	91,631,081	$69,979,631

b)	Incentive Stock Options

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2007	1,960,000	$0.76
Expired during the period	(475,000)	0.76
Outstanding at June 30, 2007	1,485,000	$0.77

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At June 30, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
75,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
150,000	$1.30	November 22, 2010
475,000	$0.70	August 2, 2011
60,000	$0.52	November 22, 2011
150,000	$0.57	February 1, 2012
1,485,000

The Company applies the Black-Scholes option pricing model using the closing market prices on the grant dates, and to date the Company has calculated option benefits using a volatility ratio of 42% and a risk free interest rate of 4.5% to calculate option benefits. The fair value of the option benefit is amortized over the vesting period of the options, generally being eighteen to twenty-four months.

Note 5 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 6 – Subsequent Events

Property and equipment

Subsequent to June 30, 2007, the Company reached an out of court settlement with its joint venture partner with respect to PEP 38260.